Filed by: Baxter International Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Baxter International Inc.
Subject Company's Commission File No.: 001-04448

April 21, 2016

Baxter Plan Exchange Offer Guide

Baxter International Inc. (“Baxter”), a Delaware corporation, has initiated an offer to exchange (“Exchange Offer”) shares of common stock of Baxter, par value $1.00 per share (“Baxter Common Stock”), for shares of common stock of Baxalta Incorporated (“Baxalta”), par value $0.01 per share (“Baxalta Common Stock”), held by Baxter, that are validly tendered and are not validly withdrawn, upon the terms and subject to the conditions set forth herein and in the Prospectus, dated April 21, 2016 (“Prospectus”). Baxter has decided to pursue the Exchange Offer to dispose of all or a portion of its remaining interest in Baxalta in a tax-efficient manner, thereby enhancing stockholder value. The Exchange Offer window for Plan (as defined below) participants will begin on April 21, 2016 and, unless extended, end on May 17, 2016 at 4:00 p.m. Eastern Daylight Time (“EDT”).

Inside This Guide

About the Exchange Offer	p. 2
Expected Timeline	p. 4
Frequently Asked Questions	p. 5
Who to Contact	p. 10
Blackout Period Notice	p. 11
Baxalta Common Stock Fund Description	p. 12

As a participant in the Baxter International Inc. and Subsidiaries Incentive Investment Plan or the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively referred to as the “Plans” or the “Plan”) with an account balance in the Baxter Common Stock fund (“Baxter Stock Fund(s)”) of each respective Plan, you are eligible to participate in the Exchange Offer. This means that you will have an opportunity to exchange all or a portion of your Baxter Stock Fund units held in the Plan for units in the Baxalta Common Stock fund (“Baxalta Stock Fund”) in the Plan, as further described in the Prospectus and this guide.

This guide does not contain all of the information that may be important to you. You should carefully read the terms and conditions of the Exchange Offer contained in the Prospectus, including the discussion, beginning on page 28 of the Prospectus of the risk factors that you should consider in connection with the Exchange Offer.

Note: If you do not wish to participate in the Exchange Offer, you can affirmatively record your direction to not participate. Also, NO action on your part will be deemed a direction to NOT participate. In both circumstances, your Baxter Plan account balance will not be affected by the “Blackout Period” described in this guide. Please read all information in this guide, the Prospectus, and the Notice to Participants carefully, paying close attention to the key dates during the Exchange Offer.

NONE OF BAXTER, BAXALTA OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, THE TRUSTEES OF THE PLANS OR THE DEALER MANAGER APPOINTED WITH RESPECT TO THE EXCHANGE OFFER MAKES ANY RECOMMENDATION REGARDING THE EXCHANGE OFFER. THE DECISION TO ELECT TO EXCHANGE BAXTER STOCK FUND UNITS ALLOCABLE TO AN INDIVIDUAL PARTICIPANT ACCOUNT UNDER THE PLAN(S) LIES SOLELY WITH THE PARTICIPANT.

Baxter Plan Exchange Offer Guide

This guide contains information on how the Exchange Offer relates to the Plans, including:

•	Description of the plans and funds eligible for the Exchange Offer;

•	Timeline and related actions that you need to take to participate in the Exchange Offer;

•	Frequently Asked Questions related to the Exchange Offer for Plan participants;

•	Plan “Blackout Period” notice for those who elect to participate in the Exchange Offer; and

•	Fund description for the Baxalta Common Stock fund in the Plans.

Key Terms to Know

Exchange Offer: Offer to exchange shares of Baxter Common Stock for shares of Baxalta Common Stock held by Baxter, pursuant to the terms of the Prospectus.

Blackout Period: If you choose to participate in the Exchange, the period in which exchanges/transfers, loans or withdrawals from that portion of the Baxter Stock Fund held in the Plan that you have elected to exchange are not permissible.

Exchange Ratio: The number of shares of Baxalta Common Stock that will be exchanged for each share of Baxter Common Stock accepted in the Exchange Offer.

Unitized Stock: Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also cash, in order to facilitate daily transactions such as fund transfers or distributions. When stock is unitized, it is expressed in “unitized shares” or “units” instead of shares. The Baxter Stock Funds hold unitized shares of Baxter Common Stock in the Plans (“Baxter Stock Fund Units”). The Baxalta Stock Fund holds unitized shares of Baxalta Common Stock in the Plans (“Baxalta Stock Fund Units”).

For any Baxter Common Stock you hold as a registered stockholder or in a brokerage account that is managed separately, you will receive separate information with instructions on the Exchange Offer for those holdings of Baxter Common Stock.

About The Exchange Offer

Eligible Baxter Plans

You have received these materials, and are eligible to participate in the Exchange Offer, because as of April 19, 2016, you have a balance of Baxter Stock Fund Units in one or more of the following Plans:

•	Baxter International Inc. and Subsidiaries Incentive Investment Plan (“US Plan”)

•	Baxter Healthcare of Puerto Rico Savings and Investment Plan (“PR Plan”)

The Baxter Stock Funds included in the above Plans are eligible for the Exchange Offer through the processes described in this guide. The non-qualified Baxter International Inc. Deferred Compensation Plan is not eligible for the Exchange Offer as the holdings do not represent ownership of actual shares.

Baxter Plan Exchange Offer Guide

Participation in the Exchange Offer

State Street Bank and Trust Company is trustee for the US Plan and Banco Popular de Puerto Rico is trustee for the PR Plan (together, the “Trustees,” and with respect to the specific trust which acts as a funding medium for the Plan in which you participate, the “Trustee”). During the Exchange Offer period, you may instruct the designated Trustees to exchange your Baxter Stock Fund Units for Baxalta Stock Fund Units.

It is the Trustees’ role to act on behalf of Plan participants throughout the Exchange Offer process. The Trustees will follow your instructions unless the Trustees determine that to do so would be inconsistent with their duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event the Trustees choose not to proceed with participating in the Exchange Offer, you will not receive units of Baxalta Common Stock in the Plans. Only the Trustees of the Plans may exchange the shares of Baxter Common Stock held in the Plans.

If you decide to participate in the Exchange Offer, you will need to instruct the Trustees by registering your direction on https://BaxterExchangeOffer.com (“Plan Exchange Offer Website”) no later than 4:00 p.m., EDT, on May 17, 2016.

Please note: If you elect to participate in the Exchange Offer within your Plan, there will be a period of time when transactions involving the portion of your Baxter Stock Fund balance that you timely and validly instructed the Trustee to exchange will not be allowed. This is known as a “Blackout Period,” and will begin on May 17, 2016 and end on or around May 26, 2016 (but may be extended by Baxter beyond this date). Please refer to page 11 for further information on the Blackout Period.

Withdrawal of Exchange Offer Instruction

Your Exchange Offer instruction will be deemed irrevocable unless it is validly withdrawn. If you would like to withdraw a prior Exchange Offer instruction, you will need to submit the withdrawal election through the Plan Exchange Offer Website (https://BaxterExchangeOffer.com) no later than 4:00 p.m., EDT, on May 17, 2016 (unless extended). To do this, log back into https://BaxterExchangeOffer.com and click “Withdraw” then “Confirm.” You must receive a confirmation number to complete the process.

However, please note that due to the timing of the transaction and potential influential market factors, Baxter cannot adequately anticipate the volume of requests to withdraw Exchange Offer elections. As such, the Trustees will make their best efforts to process and comply with any and all withdrawal requests timely and validly submitted in accordance with the procedures outlined in the Notice to Participants.

Baxter Plan Exchange Offer Guide

Expected Exchange Offer Timeline for Participants in the Baxter Plans

Below you will find the key Exchange Offer dates and deadlines for participants in the eligible Plans. Please note: Due to administrative reasons, some of the deadlines for Plan participants will differ from the deadlines for other holders of Baxter Common Stock (such as common stockholders who own Baxter Common Stock in a brokerage account).

April 21, 2016	May 17, 2016*	May 17, 2016*	May 17, 2016	May 18, 2016	May 26, 2016

Exchange offer period begins. Election materials and Prospectus sent to you if you hold Baxter Stock Fund Units as of April 19.	Final exchange ratio for the Exchange Offer made public on or around 9:00 a.m., EDT.	Deadline to submit direction to participate in the Exchange Offer or to modify or withdraw a prior direction to the Trustee via Baxter Plan Exchange Website (no later than 4:00 p.m., EDT).	Blackout Period begins in the Plans at 4:00 p.m., EDT (applies to the portion of your Baxter Stock Fund balance that you timely and validly instructed the Trustee to exchange).	Deadline for Trustees to tender Baxter Stock Fund Shares at 11:59 p.m., EDT.	Blackout Period ends on or about this date. If you elected to participate in the Exchange Offer, your account will show your updated balance in the Baxter Stock Fund and the Baxalta Stock Fund.

*	If you hold shares of Baxter Common Stock outside the Baxter Stock Fund within the Plans, the deadlines applicable to these shares may be different. Please refer to your Exchange Offer materials or contact the institution where your shares of Baxter Common Stock are held for more information.

In the event that the Exchange Offer is extended beyond May 18, 2016, the publication date of the final exchange ratio and Blackout Period end date may be affected. If the Exchange Offer is extended, certain deadlines may be extended if it is administratively feasible to do so. For more information, call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

Baxter Plan Exchange Offer Guide

Frequently Asked Questions

GENERAL

1.	How can I get additional information regarding the Exchange Offer?

If you require additional information concerning the terms and conditions of the Exchange Offer, call D.F. King & Co., Inc., the Information Agent for the Exchange Offer, at 1-800-622-1649 (toll-free in the United States). Also visit www.dfking.com/bax for more information throughout the Exchange Offer period.

If you have any questions about your balance in the Plan or whether you are eligible to participate in the Exchange Offer with respect to the Plan, call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

2.	If I do not participate, will I be affected by the Blackout Period?	No, if you do not participate in the Exchange Offer you will not be affected by the Blackout Period.

3.	Why am I being given this opportunity to participate in the Exchange Offer for Baxalta Common Stock?

All holders of Baxter Common Stock are being offered the opportunity to exchange shares of Baxter Common Stock for shares of Baxalta Common Stock pursuant to the Exchange Offer. As a participant in one or more of the eligible Plans with a balance in the Baxter Stock Fund, you are eligible to participate in the Exchange Offer, through the processes described in this document, and make an election to direct the Trustees to exchange all or a portion of your Baxter Stock Fund Units for Baxalta Stock Fund Units. The eligible Plans include:

•    Baxter International Inc. and Subsidiaries Incentive Investment Plan

•    Baxter Healthcare of Puerto Rico Savings and Incentive Plan

Ineligible plans include:

•    Non-qualified, supplemental savings plans such as the Baxter International Inc. Deferred Compensation Plan

4.	Will I be charged any fees or commissions if I participate in the Exchange Offer?	There are no broker trading fees or commissions if you elect to participate in the Exchange Offer through the Baxter Stock Fund.

5.	If I elect to participate in the Exchange Offer on May 5, 2016, will the Exchange Offer be based on my Plan account balances as of that date?

Your Exchange Offer election will be calculated based on your balance in the Baxter Stock Fund as of 4:00 p.m., EDT on May 17, 2016 regardless of when you elect to participate in the Exchange Offer via the Plan Exchange Offer Website (as long as your election is timely and valid).

As a reminder, if you elect to participate in the Exchange Offer, the portion of your Baxter Stock Fund that you elect to exchange will be restricted during the Blackout Period. See Page 11 for Blackout Period information.

Baxter Plan Exchange Offer Guide

6.	Will the payroll contributions scheduled during the Exchange Offer period be included as part of the Exchange Offer?	Any payroll contributions made through May 17, 2016 into the Baxter Stock Fund will be included in the Exchange Offer calculation.

BAXTER PLAN STOCK

7.	Will my Plan account value and/or Baxter Stock Fund balance change during the Blackout Period?	Yes, your account balance will remain invested and will be subject to investment gains and losses during this period. Additionally, it will also change due to any new contributions made to your Plan account during the Blackout Period.

8.	If I elect to exchange all of the Baxter Common Stock in my Plan account through the Exchange Offer, is it possible that I will still have a balance in the Baxter Stock Fund after the Exchange Offer?

Yes, your Exchange Offer request will be calculated based on your balance in the Baxter Stock Fund as of 4:00 p.m. EDT on May 17, 2016. Therefore, if you have new contributions or transfers/exchanges into the Baxter Stock Fund after this deadline, this amount would not be included in the Exchange Offer and will remain in the Baxter Stock Fund.

For example, if you elect to exchange 100% of your Baxter Stock Fund, and a new contribution or transfer/exchange is made into your Baxter Stock Fund after May 17, 2016, you will then have a remaining balance in the Baxter Stock Fund following the Exchange Offer.

Please keep in mind that other factors may influence the results of the Exchange Offer and your Baxter Stock Fund balance. See Questions 28 and 29 for more details.

9.	Does the Plan Exchange Offer Website process apply to all Baxter Common Stock held in the Plans?	No. The Plan Exchange Offer Website does not apply to the Self-Managed Account (“SMA”) in the US Plan. If you hold Baxter Common Stock in the SMA within the US Plan and wish to tender those shares, you will be required to complete a separate election through Charles Schwab and Co., Inc., the SMA broker. See Question 26 for more information.

10.	How much of my existing balance in the Baxter Stock Fund can be exchanged?

You may elect to exchange all or a portion of your balance in the Baxter Stock Fund into the Baxalta Stock Fund, which holds shares of Baxalta Common Stock plus cash. The description for this fund is on page 12.

On the Plan Exchange Offer Website you will be able to elect a percentage, from 1-100 percent, in one percent increments, of units allocated to your account that you would like to exchange through the Exchange Offer.

In addition, not all of the Baxter Stock Fund Units that you direct the Trustee to exchange will necessarily be accepted in the Exchange Offer. Depending on the final exchange ratio and the number of shares of Baxter Common Stock validly tendered in the Exchange Offer and not validly withdrawn, Baxter may have to limit the number of shares of Baxter Common Stock that it accepts in the Exchange Offer through a proration process. Please review the Prospectus for more information.

Baxter Plan Exchange Offer Guide

11.	Can I make separate Exchange Offer elections if I have a balance in both the US Plan and the PR Plan?

If you have a balance in the Baxter Stock Fund within both Plans (US Plan or PR Plan), your election will apply to both. You will not have the opportunity to make two different elections.

For example, if you have a balance in the Baxter Stock Fund within the US Plan and PR Plan and you would like to exchange 50% of your total Baxter Stock Fund holdings in both Plans, you would complete a single Exchange Offer direction for the Plans and offer 50% of your Baxter Stock Fund.

However, any shares of Baxter Common Stock held outside of the Baxter Stock Funds in the Plans (including the SMA within the US Plan) will require separate elections. You should have received separate Exchange Offer materials for any non-Baxter Stock Fund shares of Baxter Common Stock.

12.	Where can I find out how many Baxalta Stock Fund Units I will receive for my Baxter Stock Fund Units if I participate in the Exchange Offer?	The Prospectus includes the financial details of the Exchange Offer. Read the Prospectus and the Notice to Participants for more information and before making an investment decision to participate in the Exchange Offer. You can also visit www.dfking.com/bax for more information, including the final exchange ratio when it is available.

13.	Where can I find my current account balance in the Baxter Stock Fund within my Plan?

You can see your Plan balance, including any current balance in the Baxter Stock Fund, by going to https://baxteriip.voya.com. You will find a detailed summary of your investments on the Manage Investments / Investment Elections page of each of the Plans in which you participate. To change your investments, go the Manage Investments / Change Investments under the Account tab and follow the instructions.

You can also call the HR Center at 1-877-BAX-HR4U (877-229-4748) and follow the prompts to Voya. Representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

14.	How do I know how many shares of Baxter Common Stock I have in my Baxter Stock Fund?	The Baxter Stock Funds in the Plans are valued using “unit accounting” (see Question 15 for more information). You can see an estimate of the number of equivalent shares based on your balance in the Baxter Stock Fund at https://baxteriip.voya.com.

15.	Why does the Plan reference units of the Baxter Stock Fund rather than shares?

The Baxter Stock Fund in each of the Plans is a “unitized stock fund.” Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also in cash, in order to facilitate daily transactions such as investment transfers or distributions. When stock is unitized, it is expressed in “unitized shares” or “units” instead of shares.

See Question 14 for how to find out an estimate of your equivalent number of shares of Baxter Common Stock under the Plans.

16.	Where can I get more information about how the Exchange Offer will work relative to the Plans?	For more information on the Exchange Offer and how it will work relative to the Plans, call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

Baxter Plan Exchange Offer Guide

17.	What happens if I change my holdings in the Baxter Stock Fund in my Plan account during the Exchange Offer period?

Exchange Offer elections will be calculated based upon your balance in the Baxter Stock Fund in the Plan as of 4:00 p.m., EDT, on May 17, 2016.

For example, if you decide to request a transfer into the Baxter Stock Fund on May 4, 2016, and a contribution is posted to your account after that day, the additional balance in the Baxter Stock Fund would be included in the Exchange Offer (provided you have an Exchange Offer election on file and in good order by the May 17, 2016 deadline, unless extended).

18.	What happens to my balance in the Baxter Stock Fund if I do not elect to participate in the Exchange Offer?	If you do not make an election to exchange your interest in the Baxter Stock Fund held in the Plan, your existing balance will remain invested in the Baxter Stock Fund (until you request to make an exchange out of the Baxter Stock Fund) or you otherwise receive a distribution from these funds, such as through a full distribution. Thus, you will not receive any units in the Baxalta Stock Fund as a result of the Exchange Offer.

19.	What if I am planning to terminate my employment or retire? Can I take a distribution of my Plan balance?

If you are a terminated or retired employee and elect to participate in the Exchange Offer, you may take a partial distribution (if eligible) during the Blackout Period for the Exchange Offer of any balance other than the portion of your Baxter Stock Fund that you elected to exchange. After the Blackout Period ends, you will need to request a distribution of your remaining balance.

To find out how much of your balance is available for withdrawal during the Blackout Period, call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

If you do not elect to participate in the Exchange Offer and you are terminated or retired, you may elect to take a full distribution of your Plan balance at any time.

BAXALTA STOCK

20.	How will the Exchange Offer or “exchange” of Baxter Common Stock to Baxalta Common Stock work in the Plans?

After the Plan election deadline, the Trustees will be informed of who elected through the Plan Exchange Offer Website to participate in the Exchange Offer, and at what percentage. Between about May 17, 2016 and May 26, 2016, the steps to execute the exchange will be made, which involves exchanging out of your Baxter Stock Fund Units and into Baxalta Stock Fund Units. Baxter Stock Fund Units will be exchanged for Baxalta Stock Fund Units at the final exchange ratio.

Please note: If you elect to participate in the Exchange Offer, the percentage you elect to exchange will be applied to the balance of your Baxter Stock Fund as of May 17, 2016.

21.	Can I purchase Baxalta Stock Fund Units in the Plan after the Exchange Offer has expired?	No. The only way you can invest in Baxalta Stock Fund Units within the Plan is through the Exchange Offer. The Baxalta Stock Fund is not open to receive future contributions or other exchanges/transfers into the fund.

Baxter Plan Exchange Offer Guide

22.	Can I transfer or sell out of the Baxalta Stock Fund in my Plan after the Exchange Offer?	Yes. You can transfer or sell your balances held in the Baxalta Stock Fund at any time, although you cannot purchase or re-purchase units in the Baxalta Stock Fund once they are sold.

23.	If I participate in the Exchange Offer within the Plan, will I be able to sell or exchange out of the Baxalta Stock Fund immediately?

Yes. The Blackout Period does not apply to the Baxalta Stock Fund. However, if you elect to participate in the Exchange Offer you will be unable to transfer out of or take a distribution from the Baxalta Stock Fund Units received from the Exchange Offer until those units have been credited to your Baxalta Stock Fund account.

As a reminder, other than through your participation in the Exchange Offer, you are unable to purchase or re-purchase units in the Baxalta Stock Fund.

24.	If I participate in the Exchange Offer within the Plan will I be able to request an “in-kind” withdrawal/distribution of my Baxalta Common Stock Units?	In-kind withdrawals/distributions from the Baxalta Stock Fund are not permitted under the terms of the Plans.

25.	By electing to exchange my Baxter Stock Fund Units within my Plan account, will I be guaranteed Baxalta Stock Fund Units?

No. The Trustees for the Plans have the ability to make a unilateral decision not to exchange, which will override your individual election, if following your individual election would be inconsistent with ERISA’s requirements. Since the final exchange ratio will not be determined until the end of the Exchange Offer period, at that point the Trustees will follow your instructions unless the Trustees determine that to do so would be inconsistent with their duties under ERISA. In the event the Trustees choose not to proceed with participating in the Exchange Offer, you will not receive Baxalta Common Stock Units in the Plan.

In addition, not all of the Baxter Stock Fund Units that you direct the Trustee to exchange will necessarily be accepted in the Exchange Offer. Depending on the final exchange ratio and the number of shares of Baxter Common Stock validly tendered in the Exchange Offer and not validly withdrawn, Baxter may have to limit the number of shares of Baxter Common Stock that it accepts in the Exchange Offer through a proration process. Please review the Prospectus for more information.

EXCHANGE OFFER PROCESS

26.	What if I hold shares of Baxter Common Stock outside of the Baxter Common Stock Fund?

If you hold shares of Baxter Common Stock outside of the Baxter Stock Fund (for example, a brokerage account or the SMA within the US Plan) and wish to tender those shares, you will be required to complete a separate election with the institution where such shares of Baxter Common Stock are held. You should receive separate communication packets and instruction forms for any other accounts with Baxter Common Stock.

Please note: There are different election deadlines and requirements to elect to exchange Baxter Common Stock outside of the Baxter Stock Fund. Please refer to the additional materials you may have received for those accounts for more information.

Baxter Plan Exchange Offer Guide

27.	What if I decide afterwards to withdraw my previous election? Can I withdraw or change my Exchange Offer election?

In order to withdraw your election, you will need to log into the Plan Exchange Offer Website and record your withdrawal at any time until the final deadline, which is May 17, 2016 at 4:00 p.m., EDT, unless extended. This will instruct the Trustee to withdraw your Exchange Offer election. To do this, log back into https://BaxterExchangeOffer.com and click “Withdraw” then “Confirm.” You must receive a confirmation number to complete the process.

Note that if you have a Baxter Stock Fund balance in both the US Plan and the PR Plan, submit an election to participate in the Exchange Offer and later wish to withdraw that election, your withdrawal will apply to both Plans.

If the Exchange Offer is extended, the deadline for submitting a withdrawal may be extended, if it is administratively feasible to do so.

If you wish to change your Exchange Offer election, you may modify your election through the Plan Exchange Offer Website, no later than the May 17, 2016, 4:00 p.m., EDT, submission deadline, unless extended. The last, validly submitted election will be used to instruct the Trustee.

28.	Is there any possibility that the Exchange Offer will not go through?	Yes, it is possible. Baxter is not required to complete the Exchange Offer unless certain conditions, as specified in the Prospectus, are satisfied or, where permissible, waived. Furthermore, if the Trustees for the Plans, after examining the terms of the Exchange Offer, determine that to participate in the Exchange Offer would be inconsistent with their duties under ERISA, the Trustees may choose, on behalf of Plan participants, not to participate in the Exchange Offer.

29.	Is it possible that I may not receive the full number of Baxalta Common Stock Units that I requested?	Yes, Baxter may have to limit the number of shares of Baxter Common Stock that it accepts in the Exchange Offer through a proration process, in which case you may not receive the full number of units you requested. Please review the Prospectus for more information.

Who to Contact for More Information

To...	Contact or Visit

Access the Plan Exchange Offer Website	https://BaxterExchangeOffer.com

Access this Plan Exchange Offer Guide, including timeline and FAQs	https://BaxterExchangeOffer.com

Obtain indicative exchange ratios during the offer period and the final exchange ratio	www.dfking.com/bax

Get answers to questions specific to the terms and conditions of the Exchange Offer	D.F. King & Co., Inc. at 1-800-622-1649 (toll-free in the United States).

Learn about how the Exchange Offer works with the Plan or to ask questions related to the Baxalta Stock Fund	Call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

Baxter Plan Exchange Offer Guide

Baxter Plans “Blackout Period” Notice Provided Under ERISA

As part of the Exchange Offer process it is necessary to have a system and administrative maintenance period within the Plans so that the necessary procedures may be conducted on participant accounts for those who elect to participate in the Exchange Offer. This is known as the “Blackout Period” and will begin at 4:00 p.m., EDT on May 17, 2016. The Blackout Period will end once all processing related to the Exchange Offer is completed, which is expected to be on or around May 26, 2016. During this period, if you elected to participate in the Exchange Offer, you will be unable to make any transactions within the Baxter Stock Fund for that portion of your Baxter Stock Fund balance that you timely and validly instructed the Trustee to exchange. During the Blackout Period, your ability to request a transfer or rebalancing of funds, loan, in-service withdrawal (including a hardship withdrawal) or distribution will be limited. Specifically, these types of requests will not be processed against the portion of your Baxter Stock Fund that you elected to exchange. Any portion of your Baxter Stock Fund balance that you did not elect to exchange or new contributions into your Baxter Stock Fund after May 17, 2016 will not be subject to the Blackout Period.

Please note that, whether your account will be affected by the Blackout Period or not, your trading activities will continue to be governed by Baxter’s Securities Trading Policy, including pre-clearance procedures, if applicable. If your transactions in Baxter securities are subject to pre-clearance under the policy or you are otherwise subject to an ongoing blackout under the policy, you must preclear your proposed participation in the Exchange Offer in accordance with the terms of the policy prior to electing to participate in the Exchange Offer.

Please note: your balance in the Baxter Stock Fund will be used to calculate amounts eligible for loans and/or withdrawals during the Blackout Period pursuant to plan rules. In the event that the Exchange Offer is extended, the freeze on these transactions may, if administratively feasible, be temporarily lifted until one business day prior to the new completion date of the Exchange Offer as extended, at which time a new freeze on these stock fund transactions will begin.

It is very important that you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify those investments during the Blackout Period if you elect to participate in the Exchange Offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan. A single-stock fund is more risky than an investment in a diversified fund, because the returns on a single-stock fund depend on the performance of only one company.

A special note with respect to the “Blackout Period” Notice

Federal law generally requires that you be provided with notice of a Blackout Period at least 30 days in advance of the last date on which you could exercise an affected right prior to the Blackout Period in order to consider the effect of the Blackout Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Blackout Period in order to coincide with the public announcement of the commencement of the Exchange Offer. The commencement of the Exchange Offer was publicly announced on April 21, 2016 and therefore April 21, 2016 is the earliest practicable date that the notice could be provided. Under the terms of the Form 10 registration statement, as amended, filed by Baxalta in 2015, Baxter and Baxalta disclosed that in the future Baxter may, among other things, transfer its remaining equity interest in Baxalta to Baxter’s shareholders as a dividend or in exchange for Baxter stock. This notice is being delivered to you in conjunction with the public announcement of the Exchange Offer. Baxalta and Baxter have only recently been able to determine the Exchange Offer period, and therefore we are only now able to advise you as to the timing of the Blackout Period. If the Exchange Offer period changes and we are required to adjust the dates of the Blackout Period, we will attempt to give you as much advance notice of such rescheduled Blackout Period as possible.

Baxter Plan Exchange Offer Guide

If you have questions about the Blackout Period or about the Exchange Offer process under the Plans, call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays. The website address for Voya is https://BaxterIIP.voya.com.

Baxalta Common Stock Fund Description for the Baxter Plans

This fund is invested exclusively (except as required for liquidity purposes) in Baxalta Common Stock, which was “spun off” from Baxter effective July 1, 2015. Accordingly, a portion of your Plan account was allocated to this fund only if a portion of your account was invested in the Baxter Stock Fund as of the close of business on June 16, 2015. Although the fund holds some cash, it consists primarily of a single stock asset. This means the value of this fund depends upon the changes in the stock’s price as well as dividend income. Your investment has a potential for a high return, but you must consider the uncertainty of the market. A single-stock fund is more risky than an investment in a diversified fund, because the returns on a single-stock fund depend on the performance of only one company. In deciding whether, and how much, to invest in the Baxalta Stock Fund, you should consider factors such as your own tolerance for risk, when you expect to retire, and whether your total investment portfolio, including investments you hold outside of the Plan, is adequately diversified.

This investment option is a unitized fund. This description is only intended to provide a brief overview of the fund.

This investment option is not a mutual fund.

Summary of Material Modifications

THIS GUIDE CONSTITUTES PART OF A PLAN PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

This guide contains information about the Baxter International Inc. and Subsidiaries Incentive Investment Plan and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively referred to as the “Plans”). This guide is also a Summary of Material Modifications made in accordance with the Department of Labor Regulations.

•	The Internal Revenue Service has assigned Baxter International Inc. the Employer Identification Number 36-0781620. The Plan number is 023 for the Baxter International Inc. and Subsidiaries Incentive Investment Plan. This guide amends the summary plan description for the Baxter International Inc. and Subsidiaries Incentive Investment Plan.

•	The Internal Revenue Service (IRS) has assigned Baxter Healthcare of Puerto Rico the Employer Identification Number 66-0678126. The Plan number is 024 for the Baxter Healthcare of Puerto Rico Savings and Investment Plan. This guide amends the summary plan description for the Baxter Healthcare of Puerto Rico Savings and Investment Plan.

Please note that the terms of the Plans are set forth in the official plan documents and if there are discrepancies between any of the information contained in this guide and the official plan documents, the official plan documents will control. Please keep this guide with your summary plan description.

All of the Plans listed above are intended to be a participant-directed plan as described in Section 404(c) of ERISA, which means that fiduciaries of the Plan are ordinarily relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Baxter Plan Exchange Offer Guide

Forward-Looking Statements

The matters discussed herein that are not historical facts include forward-looking statements concerning the Exchange Officer, Baxter’s financial results, business development activities, capital structure, cost savings initiatives, R&D pipeline including results of clinical trials and planned product launches, and outlook for 2016. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the ability to successfully complete the Exchange Offer on the terms or timeline currently contemplated, if at all, and achieve the intended results and satisfy conditions for the Exchange Offer, including the availability of the relevant tax opinions and continued effectiveness of a private letter ruling from the U.S. Internal Revenue Service; demand for and market acceptance of risks for new and existing products, and the impact of those products on quality or patient safety concerns; product development risks; product quality or patient safety concerns; future actions of regulatory bodies and other governmental authorities, including the FDA and foreign counterparts; failures with respect to compliance programs; future actions of third-parties, including payers; US healthcare reform and other global austerity measures; pricing, reimbursement, taxation and rebate policies of government agencies and private payers; the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies; global, trade and tax policies; accurate identification of and execution on business development and R&D opportunities and realization of anticipated benefits; fluctuations in supply and demand; the availability of acceptable raw materials and component supply; the inability to create timely production capacity or other manufacturing supply difficulties; the ability to achieve the intended results (including targeted margin improvements) associated with the recent separation of the biopharmaceutical and medical products businesses and the associated disposition of Baxter’s retained stake in Baxalta; the ability to enforce owned or in-licensed patents or the patents of third parties preventing or restricting manufacture, sale or use of affected products or technology; the impact of global economic conditions; fluctuations in foreign exchange and interest rates (including with respect to emerging market currencies); any change in law concerning the taxation of income, including income earned outside the United States; actions taken by tax authorities in connection with ongoing tax audits; breaches or failures of Baxter’s information technology systems; loss of key employees or inability to identify and recruit new employees; the outcome of pending or future litigation; the adequacy of Baxter’s cash flows from operations to meet its ongoing cash obligations and fund its investment program; and other risks identified in Baxter’s Annual Report on Form 10-K filed on February 26, 2016 and other U.S. Securities and Exchange Commission (“SEC”) filings, all of which are available on Baxter’s website. Baxter does not undertake to update its forward-looking statements.

Additional Information and Where to Find It

Baxalta has filed with the SEC a registration statement on Form S-4 that includes a Prospectus. The Prospectus contains important information about the Exchange Offer, Baxter, Baxalta and related matters, and Baxter has delivered the Prospectus to holders of Baxter Common Stock. Investors and security holders are urged to read the Prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of the Trustees, Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer. This announcement is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the Exchange Offer. The offer will be made solely by the Prospectus.

You may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and you will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Baxter and Baxalta file electronically with the SEC. The address of that website is http://www.sec.gov. You will also be able to obtain a copy of the Prospectus by clicking on the appropriate link at www.dfking.com/bax.

The information contained herein has been provided by Baxter International Inc. and is solely the responsibility of Baxter International Inc.

Baxter Plan Exchange Offer Guide